Exhibit 99.3

PROXY AND OPTION TO PURCHASE

Steven Baruch (the “Shareholder”), the owner of 14,429 shares of Class A Common Stock (the “Shares”) of Presidential Realty Corporation, a Delaware corporation (the “Corporation”), hereby designates The BBJ Family Irrevocable Trust (the “Proxy”) as his proxy with respect to the Shares. By this designation of Proxy, Shareholder hereby revokes any prior proxy that the Shareholder may have given with respect to the Shares.

This Proxy shall be effective with respect to all matters to be voted upon by the Shareholder and is irrevocable until its termination as set forth below.

This Proxy will terminate on January 31, 2017

The Proxy shall have full power to represent the Shareholder and vote the Shares in his discretion on any matter requiring a vote of holders of the Class A Common Stock of the Corporation.

Shareholder also hereby grants Proxy an option (the “Option”) to purchase the Shares at a purchase price of $2.00 per share, which Option will terminate on January 31, 2017. The Option must be exercised by notice to Shareholder c/o Jeffrey Joseph by email at jjoseph@presrealty.com on or before January 31, 2017, with payment made within three business days after such notice

Shareholder

Date of execution: January 6, 2016